UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from       to
Commission file number 1-10033
A.	Full title of the plan: Wellman, Inc. Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Wellman, Inc.
 1041 521 Corporate Center Drive
Fort Mill, South Carolina 29707

Audited Financial Statements and Supplemental Schedule
Wellman, Inc. Retirement Plan
Years Ended December 31, 2007 and 2006
With Report of Independent Registered Public Accounting Firm

Wellman, Inc. Retirement Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
Employee Benefits Committee
Wellman, Inc.
We have audited the accompanying statements of net assets available for benefits of Wellman, Inc. Retirement Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Employee Benefits Committee. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Employee Benefits Committee. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
As discussed in Note 6 to the financial statements, on February 22, 2008 Wellman Inc. (the “Company”) sought protection from its creditors under a Chapter 11 bankruptcy filing.
/s/ Ernst & Young LLP
June 26, 2008

Wellman, Inc. Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Assets
Investments	$139,535,618	$151,412,101
Employer contributions receivable	2,957,781	3,368,860

Net assets available for benefits	$142,493,399	$154,780,961

See accompanying notes.

Wellman, Inc. Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2007	2006

Additions
Participant contributions	$2,886,138	$3,238,366
Employer contributions	4,003,699	4,538,340

Net investment income:
Interest and dividends	10,135,460	7,461,078
Net (depreciation) appreciation in fair value of investments	(4,626,406)	443,052

Net investment income	5,509,054	7,904,130

Total additions	12,398,891	15,680,836

Deductions
Distributions to participants	24,663,297	10,593,286
Administrative expenses	23,156	23,080
Transfer to Wellman, Inc. Employee Stock Ownership Plan	—	3,086

Total deductions	24,686,453	10,619,452

(Decrease) Increase in net assets available for benefits	(12,287,562)	5,061,384
Net assets available for benefits at beginning of year	154,780,961	149,719,577

Net assets available for benefits at end of year	$142,493,399	$154,780,961

See accompanying notes.

Wellman, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2007
1. Description of the Plan
The following description of the Wellman, Inc. Retirement Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all domestic non-bargaining employees of Wellman, Inc. and its subsidiaries (the Company) that are age twenty-one or older. Employees that have at least three months of service are eligible to make employee contributions, and employees that have at least one year of service are eligible to receive Company contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
The Plan includes 401(k), money purchase plan (the Pension) and discretionary performance provisions. The Pension component is totally funded by Company contributions. For the 2007 and 2006 plan years, the Company’s Pension contribution was 6% of each participant’s eligible compensation plus an additional 5% of the portion of such compensation in excess of the Social Security taxable wage base but less than the statutory defined contribution plan compensation limits. The Plan has met the minimum funding standards of ERISA and the permitted disparity provisions of the Internal Revenue Code (the Code).
The Company also sponsored an Employee Stock Ownership Plan (the ESOP). The ESOP was terminated as of December 1, 2005 and the account balances of non-union employees of the Company who participated in the ESOP were transferred from the ESOP to the Plan in 2005.
For the 2007 and 2006 plan years, participants could contribute to their 401(k) accounts, as maintained under the Plan, up to 50% of their compensation through payroll deductions up to the maximum stated amount per calendar year defined by the Code. Highly Compensated Employees may be subject to further employee contribution limitations imposed by the Plan in order to pass the ADP non-discrimination testing.

Wellman, Inc. Retirement Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
In the event a participant elected to contribute to the Plan on a before-tax basis, the Company contributed $.50 for each $1.00 of the participant’s contribution on the first 4% and $1.00 for each $1.00 of the participant’s contribution up to the next 1%, of the participant’s eligible compensation by pay period. Participants who have attained age 50 before the end of the Plan year and who are making the maximum allowable contributions either under the Code or under the Plan are eligible to make catch-up contributions.
The performance plan provision of the Plan is funded by Company contributions at the discretion of the Company. The Company may contribute that amount for a given plan year as designated by the Company’s Board of Directors. No performance contribution was made in 2007 or 2006.
The annual additions to a participant’s accounts under the Plan are limited by the Code to the lesser of $45,000 or 100% ($44,000 or 100% for 2006) of the participant’s gross compensation.
Vesting
A participant’s Pension account is 100% vested upon completion of five years of vesting service with the Company. A participant’s 401(k) account attributable to contributions by the participant and matching contributions is immediately 100% vested. The portion of the participant’s 401(k) account, if any, attributable to the Company’s discretionary performance contributions is 100% vested after three years of service. A participant is also automatically 100% vested in all accounts under the Plan at age 65 or upon death or disability while employed by the Company.
Participant Accounts
Each participant’s account is credited with the Company’s contributions, the participant’s contributions, and Plan earnings based on the participant’s investment fund choices and the performance of those funds. Such earnings are net of any third-party fees charged to the plan participants in connection with their investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Forfeited balances of terminated participants’ nonvested accounts may be used to reduce future Company contributions or to pay certain plan expenses. Forfeitures were $57,664 and $53,967 for the years ended December 31, 2007 and 2006, respectively.

Wellman, Inc. Retirement Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Loans
Effective January 1, 2002, the Plan was amended to allow participant loans. Participants may borrow from the Plan a minimum initial loan amount of $1,000 and a maximum loan amount equal to the lesser of 50% of their vested balance (excluding pension accounts) or $50,000. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at a rate based upon National City Bank’s prime rate.
Payment of Benefits
Upon retirement at or after age 65, or earlier if the participant dies, becomes disabled, or terminates employment, the vested balance in the participant’s account is paid to the participant or the participant’s beneficiaries in the form of either a lump-sum distribution, substantially equal annual installments, or a nontransferable annuity contract. Prior to August 2006, both active and terminated participants who had attained the age of 59 1/2 were permitted two partial withdrawals during a calendar year from the 401(k) component of the Plan. In August 2006, the Plan was amended to increase the number of these permitted withdrawals from two to four in a calendar year. Prior to January 1, 2007, the Plan did not permit partial withdrawals from the Money Purchase component of the Plan. As of January 1, 2007, the Plan was amended to provide that both active and terminated participants who had attained the age of 62 could make up to four partial withdrawals per calendar year from the Money Purchase component of the Plan.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will have a fully-vested nonforfeitable interest in their share of the trust fund.

Wellman, Inc. Retirement Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
New Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Employee Benefits Committee is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.
Valuation of Investments and Income Recognition
Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the date are valued at the average of the last reported bid and ask prices. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.
Certain investment contracts were held by the Plan during 2006. Such investment contracts were recorded at their contract values, which approximated fair value, and represented contributions and reinvested income, less any withdrawals plus accrued interest because these investments had fully benefit-responsive features. As of December 31, 2006, all such investment contracts had matured with the proceeds invested in the ABN AMRO Income Plus Fund.
Purchases and sales of investments are reflected on the trade dates. Gains and losses on the sale of investments are based on the average cost of the investments. Income from investments is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date.

Wellman, Inc. Retirement Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Administrative Expenses
The Plan incurs trustee and recordkeeping expenses. In addition, the Plan’s investment funds charge management fees (including 12(b)-1 fees) which are paid by the shareholders of the respective funds, including those Plan participants who invest in such funds through the Plan. The Company is able to use a portion of these fees to reduce its trustee and recordkeeping expenses. In addition, the Plan was amended in 2004 so that forfeitures can be used to pay certain plan expenses. Any remaining trustee and recordkeeping expenses are paid by the Company. Any expenses related to an individual participant such as brokerage commissions, fees associated with participant loans, and fees for in-service withdrawals are paid by the participant.
3. Investments
During 2007 and 2006, the Plan’s investments (including investments bought, sold, and held during the year) (depreciated) appreciated in fair value, as determined by quoted market price, by $(4,626,406) and $443,052, respectively, as follows:

	Year Ended December 31
	2007	2006

Net realized and unrealized (depreciation) appreciation in fair value of investments:
Shares of registered investment companies	$942,931	$7,017,012
Common Stock	(5,569,337)	(6,573,960)

	$(4,626,406)	$443,052

Wellman, Inc. Retirement Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2007	2006

Vanguard Institutional Index Fund	$23,300,196	$24,918,032
ABN AMRO Income Plus Fund	37,169,735	39,750,752
Growth Fund of America	23,047,445	25,417,466
MFS Total Return Fund	15,765,606	17,929,425
Wells Fargo Adviser Small Cap Value Fund	10,314,040	12,624,248
Julius Baer International Equity I Fund	11,054,284	9,753,741
4. Transactions with Parties-in-Interest
Certain investments held by the Plan represent party-in-interest transactions with the trustee. National City Bank is trustee of the Plan and one mutual fund affiliated with National City Bank is an investment choice in the Plan. This is the Allegiant Government Mortgage Fund. The Plan offers Wellman, Inc. common stock as an investment option for participants. All transactions of Wellman, Inc. common stock bought or sold pursuant to Plan are effected on the open market by the trustee.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 3, 2002 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Wellman, Inc. Retirement Plan
Notes to Financial Statements (continued)
6. Subsequent Events
On February 22, 2008, Wellman, Inc. and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). The Chapter 11 Cases are being jointly administered under the caption In re Wellman, Inc., et al., Case No. 01-10595 (SMB) (the “Chapter 11 Cases”). The debtors will continue to operate their businesses and manage their properties as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Debtors have obtained financing to support the operation of the businesses. In addition, on April 10, 2008 the Bankruptcy Court issued a final order authorizing, but not ordering, the Debtors to continue to make payments to the Plan in accordance with the Plan document.
At December 31, 2007 the Plan held 3,417,050 shares of Wellman, Inc. stock worth $414,261 or approximately 12 cents per share. As of June 26, 2008, the value of Wellman, Inc. stock has decreased to approximately 2 cents per share.

Supplemental Schedule

Wellman, Inc. Retirement Plan
EIN #04-1671740           Plan Number #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2007

		(c)
	(b)	Description of Investment Including	(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Value

	Shares of Registered Investment Companies:
	Vanguard Institutional Index Fund	173,700 units	$23,300,196
	PIMCO Total Return Fund	471,311 units	5,038,312
	MFS Total Return Fund	1,034,489 units	15,765,606
	AIM Basic Value Fund	84,965 units	2,676,410
	Growth Fund of America	677,667 units	23,047,445
	Allegiant Government Mortgage Fund	210,652 units	1,940,103
	Julius Baer International Equity I Fund	247,410 units	11,054,284
	Janus Mid Cap Value Investor Fund	137,534 units	3,084,897
	Vanguard Precious Metals and Mining Fund	122,936 units	4,092,545
	Wells Fargo Advisor Small Cap Value Fund	350,579 units	10,314,040
	ABN AMRO Income Plus Fund	37,169,735 units	37,169,735

			137,483,573

	*Wellman, Inc.	3,417,050 shares of Common Stock	414,261

	*Loans to participants	Interest rates from 6.00% to 10.25%	1,637,784

	Total		$139,535,618

*	Indicates party-in-interest to the Plan.

Note: Column (d) is not presented as all investments are participant directed.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLMAN, INC. RETIREMENT PLAN

BY: WELLMAN, INC. EMPLOYEE BENEFITS COMMITTEE

BY:	/s/ Keith R. Phillips Name: Keith R. Phillips
Title: Member
Date: July 15, 2008